Larry Spirgel
Assistant Director
Securities and Exchange Commission

REDtone Asia, Inc.
Aitken Vanson Centre, Room 1602
61 Hoi Yuen Road
Kwun Tong, Hong Kong

September 5, 2011

United States Securities and Exchange Commission
Attn: Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:

Re:	REDtone Asia, Inc. (f/k/a Hotgate Technology, Inc.) (the “Company”) Form 8-K/A filed on September 30, 2010, as amended by Amendment No. 4 Filed on August 19, 2011 File No. 333-129388

Dear Mr. Spirgel:

We are writing in response to your comment letter dated August 29, 2011, regarding the above referenced filing.  Our responses to your comments follow each of the comments below.

Form 8-K/A filed on August 19, 2011

General

1.
We note your response to comment one from our letter dated July 8, 2011.  We note page three states you entered into a share exchange with Redtone Technology Sdn. Bhd. and Redtone International Berhad through which you acquired Redtone Telecommunications (China) Limited. We note the charts on four through six.  However Redtone Technology Sdn. Bhd. and Redtone International Berhad do not appear on these charts.  Please advise and revise accordingly.

RESPONSE:  Thank you for your comment.  The organizational charts beginning on page four of the filing have been updated and revised accordingly.

Please feel free to contact Callie Jones via e-mail at cjones@vincentrees.com or via telephone at (801) 303-5730 with any questions or concerns.  Thank you for your assistance with this filing.

Sincerely,

Chuan Beng Wei

By:   /s/ Chuan Beng Wei
Chuan Beng Wei, Chief Executive Officer